UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 4)

            Under the Securities Exchange Act of 1934

                      SportsLine.com, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          848-934-10-5
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          April 1, 2003
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e)(f) or (g), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                             Page 2 of 10 Pages

CUSIP No. 848-934-10-5
---------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
        -------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)          N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       United States
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power       17,326,740
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power  16,876,740
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,326,740
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 39.9%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN
---------------------------------------------------------------





                                           Page 3 of 10 Pages

CUSIP No. 848-934-10-5
---------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, Inc.
                    I.R.S Identification No.  04-3446887
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
--------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power       17,326,740
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power  16,876,740
  With

---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,326,740
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 39.9%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  CO
---------------------------------------------------------------

                                          Page 4 of 10 Pages

CUSIP No. 848-934-10-5
---------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    National Amusements, Inc.
                    I.R.S Identification No.  04-2261332
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power       17,326,740
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power  16,876,740
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,326,740
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 39.9%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  CO
---------------------------------------------------------------

                                          Page 5 of 10 Pages

CUSIP No. 848-934-10-5
---------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S Identification No.  04-2949533
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power       17,326,740
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power  16,876,740
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,326,740
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 39.9%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------------

                                          Page 6 of 10 Pages

CUSIP No. 848-934-10-5
---------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Westinghouse CBS Holding Company, Inc.
                    I.R.S No.  25-1776511
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power       16,876,740
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power   16,876,740
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    16,876,740
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 38.9%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------------

                                        Page 7 of 10 Pages

CUSIP No. 848-934-10-5

---------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    CBS BROADCASTING INC.
                    I.R.S. Identification No.  13-0590730
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization            New York
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power        16,876,740
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power   16,876,740
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    16,876,740
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)  38.9%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------

                                            Page 8 of 10 Pages

Item 1.   Security and Issuer.
          --------------------

               This Amendment No. 4 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 2.     Identity and Background.
	    --------------------------

          Item 2 is amended as follows:

          The sixth full paragraph of Item 2 (as restated in Amendment No. 1) is deleted and replaced with the following paragraph:

          "NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone holds approximately 83% of the voting securities of NAI as a voting trustee of various trusts."


Item 5.   Interest in Securities of the Issuer.
	  ------------------------------------

          Item 5 is amended as follows:

          "(a) and (b)CBSBI is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, or approximately 38.9%, of the Issuer's issued and outstanding Common Shares (based on 43,425,414 Common Shares reported by the Issuer to be issued and outstanding as of April 1, 2003, including the 5,454,428 Common Shares issued to CBSBI as of that date).

          W/CBS HCI is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, or approximately 38.9%, of the Issuer's issued and outstanding Common Shares (based on 43,425,414 Common Shares reported by the Issuer to be issued and outstanding as of April 1, 2003, including the 5,454,428 Common Shares issued to CBSBI as of that date).

          Viacom (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by Westwood One, Inc. ("WWO"), as a result of an agreement between WWO and one of Viacom's wholly-owned subsidiaries, for a total beneficial ownership of 17,326,740 shares or approximately 39.9%, of the Issuer's issued and outstanding Common Shares (based on 43,425,414 Common Shares reported by the Issuer to be issued and outstanding as of April 1, 2003, including the 5,454,428 Common Shares issued to CBSBI as of that date).

          NAIRI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 17,326,740 shares or approximately 39.9%, of the Issuer's issued and outstanding Common Shares (based on 43,425,414 Common Shares reported by the Issuer to be issued and outstanding as of April 1, 2003, including the 5,454,428 Common Shares issued to CBSBI as of that date).

                                        Page 9 of 10 Pages


          NAI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 17,326,740 shares or approximately 39.9%, of the Issuer's issued and outstanding Common Shares (based on 43,425,414 Common Shares reported by the Issuer to be issued and outstanding as of April 1, 2003, including the 5,454,428 Common Shares issued to CBSBI as of that date).

           As a result of his stock ownership in NAI, Mr. Sumner
     M. Redstone is deemed (i) the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 17,326,740 shares or approximately 39.9%, of the Issuer's issued and outstanding Common Shares (based on 43,425,414 Common Shares reported by the Issuer to be issued and outstanding as of April 1, 2003, including the 5,454,428 Common Shares issued to CBSBI as of that date).


(c) On April 1, 2003, SportsLine issued 5,454,428 Common Shares to CBSBI pursuant to the terms of its contract with CBSBI dated
March 5, 1997, as amended.

Item 7.   Material to be Filed as Exhibits.
	  --------------------------------

     Exhibit 1      Joint Filing Agreement among CBS Broadcasting
               Inc., Westinghouse CBS Holding Company, Inc.,
               Viacom Inc., NAIRI, Inc., National Amusements,
               Inc. and Sumner M. Redstone.

                                             Page 10 of 10 Pages

                           Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


April 3, 2003


                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
				        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.

                                   By:  /s/ Michael D. Fricklas
					------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
					------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary


                                   NAIRI, Inc.


                                   By:  /S/ Sumner M. Redstone
					------------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /S/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone
                                        Chairman and Chief Executive
                                        Officer


                                      /S/ Sumner M. Redstone
				      ------------------------
                                        Sumner M. Redstone
                                        Individually

                                                  Exhibit 1

                     JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of SportsLine.com, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 4TH day of January, 2002.



                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.

                                   By:  /s/ Michael D. Fricklas
					------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.

                                   By:  /s/ Michael D. Fricklas
					-------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary


                                   NAIRI, Inc.

                                   By:  /s/ Sumner M. Redstone
				       --------------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
					-------------------------
                                        Sumner M. Redstone
                                        Chairman and Chief Executive
                                        Officer



				         /s/ Sumner M. Redstone
					-----------------------------
					 Sumner M. Redstone
                                        Individually